SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RI 10/07

AUCTION OF HIGHWAY CONCESSIONS

The discount of 29.19% in relation to the maximum toll set in the invitation to bid of R$2.754 offered by Copel for the lot comprising the stretch of highway from Curitiba to Florianópolis offered at the public auction of federal highways held this Tuesday was not enough to win.

The bid offered by Copel of R$ 1.950 was the sixth lowest among the 17 companies qualified to bid. However, the Spanish group OHL emerged with a strong appetite, winning the concession with a bid of R$1.028, a discount of 62.67% on the price in the invitation to bid.

“We made the best possible effort within the short period of 45 days established by the regulator to be competitive, which we in fact achieved, considering that the auction involves an activity that is totally new to the company”, said Copel CEO Rubens Ghilardi. “However, as the outcome shows, there was no way to compete with the Spanish company OHL, which replicated the same strategy of extremely aggressive bidding that other Spanish groups have practiced in, for example, the auctions for new power transmission lines, an industry in which they are also placing winning bids”.

According to CEO Ghilardi, the company continues to analyze options for its future investments. “We will continue to carry out the works required to maintain and expand our electricity grid, but we are still interested in assessing the viability of the investment opportunities that come before us”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 10, 2007

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.